QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on December 20, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)		52-2126573 (I.R.S. Employer Identification Number)
600 Telephone Avenue, Anchorage, Alaska 99503 (907) 297-3000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Copies to:

Leonard A. Steinberg, Esq. Vice President, General Counsel and Corporate Secretary 600 Telephone Avenue, Anchorage, Alaska 99503 (907) 297-3000	Daniel E. Wolf, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, please check the following box.    / /

        If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or retirement plans, check the following box.    /x/

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    / /

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    / /

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Amount to be Registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Primary Offering:

Common Stock, par value $0.01 per share	15,000,000 shares	$8.40(2)	$126,000,000(2)	$14,830(3)

Secondary Offering:

Common Stock, par value $0.01 per share	19,598,879 shares	$8.40(2)	$164,630,584(2))	$19,377(3)

Total	34,598,879		$290,630,584	$34,207

(1)
Pursuant to Rule 457(p), the total dollar amount of the fee set forth below is offset against a fee previously paid to the Securities and Exchange Commission by Alaska Communications Systems Group, Inc. ("ACS Group"). ACS Group previously paid $50,680 in connection with a registration statement on Form S-1 (Registration Number 333-114378), which was originally filed on April 9, 2004, amended on June 1, 2004 and withdrawn on October 28, 2004. Additionally, ACS Group previously paid $17,353 in connection with a registration statement on Form S-4 (Registration Number 333-114380), which was originally filed on April 9, 2004, amended on June 1, 2004 and withdrawn on October 28, 2004. As a result of these filings, ACS Group has a balance of $68,033 to offset against future filing fees, including the filing fee for this registration statement on Form S-3. The remaining balance after applying this filing fee is $33,826.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high ($8.50) and low ($8.30) sale prices of our common stock on the Nasdaq National Market on December 13, 2004.

(3)
Calculated pursuant to Rule 457(c) based on the average of the high and low sale prices of our common stock reported on the Nasdaq National Market on December 13, 2004.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED DECEMBER 20, 2004

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS

15,000,000 SHARES OF COMMON STOCK
PLUS
19,598,879 SHARES OF COMMON STOCK
OFFERED BY THE SELLING STOCKHOLDERS

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

COMMON STOCK

        We may offer and sell, from time to time, up to 15,000,000 shares of common stock in amounts, at prices and on terms that we will decide at the time of the offering. In addition, the selling stockholders named in this prospectus may offer and sell, from time to time, up to 19,598,879 shares of our common stock. Our common stock covered by this prospectus may be sold at fixed prices or prices that may be changed, at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

        We will provide the specific terms of these offers and sales by us and the selling stockholders in supplements to this prospectus. This prospectus may not be used to sell common stock unless accompanied by a prospectus supplement. You should read this prospectus and any supplements carefully before you invest. We may, and the selling stockholders may, offer common stock directly to investors or through agents, underwriters, or dealers. If any agents, underwriters, or dealers are involved in the sale of any of our common stock, their name and any applicable purchase price, fee, commission or discount arrangement will be set forth in the prospectus supplement.

        Our common stock is quoted on the Nasdaq National Market under the symbol "ALSK." The last reported sale price of our common stock on December 17, 2004 was $9.14 per share.

        INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 2 OF THIS PROSPECTUS BEFORE YOU MAKE AN INVESTMENT IN THE COMMON STOCK.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                        , 2004.

        We have not authorized any other person to provide you with any information or to make any representation that is different from, or in addition to, the information and representations contained in this prospectus and any prospectus supplement or in any of the documents that are incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and any prospectus supplement, as well as the information contained in any document incorporated by reference, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	15
INDUSTRY, MARKET SHARE AND OTHER INFORMATION	16
DILUTION	16
USE OF PROCEEDS	17
SELLING STOCKHOLDERS	17
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION	20
PLAN OF DISTRIBUTION	22
DESCRIPTION OF CAPITAL STOCK	25
LEGAL MATTERS	26
EXPERTS	27
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	27
WHERE YOU CAN FIND MORE INFORMATION	28

        The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

PROSPECTUS SUMMARY

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may offer and sell, from time to time, up to an aggregate of 15,000,000 shares of common stock, in one or more offerings and at prices and on terms that we determine at the time of the offering. In addition, the selling stockholders named in this prospectus may offer and sell, from time to time, up to an aggregate of 19,598,879 shares of our common stock. This prospectus provides you with a general description of the common stock we are offering and may offer in the future. Each time we or the selling stockholders offers any of our common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplements may add, update or change information contained in this prospectus. To the extent that any statement we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement. You should read this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

        Unless the context otherwise requires, the terms "we," "our," "us," "the company," "the registrant" and "ACS Group" refer to Alaska Communications Systems Group, Inc. and its consolidated subsidiaries. Any reference to "ACSH" refers to our wholly owned subsidiary, Alaska Communications Systems Holdings, Inc., and its consolidated subsidiaries, unless otherwise indicated.

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

OUR BUSINESS

        We are the leading facilities-based telecommunications services provider and largest local exchange carrier (LEC) in Alaska and the 13th largest LEC in the United States. We offer consumer and business customers throughout the state a diverse mix of telecommunications services, including local telephone, wireless, Internet, and long distance services using our own network, as well as video entertainment through our partnership arrangement with DISH Network, a leading satellite service provider. We offer our telecommunications services under a single brand name, Alaska Communications Systems. As of September 30, 2004, we had 388,913 retail relationships and, including retail and wholesale, served 95,529 wireless subscribers, 301,684 local telephone access lines, 44,334 long distance customers and 46,291 Internet subscribers (including 22,592 high-speed digital subscriber line, or DSL, subscribers).

        We began operations in May 1999 when we completed the acquisition and integration of four local telephone companies in Alaska. Each of the businesses we purchased had been operating in its local markets for over 50 years. Since 1999, we have invested in upgrading our network and service capabilities and improved our cost management in our operations. As a result, our business has generated stable revenues and cash flows since 2000, with consolidated cash flow from operations of $50.4 million for the year ended December 31, 2003 and $38.7 million for the nine months ended September 30, 2004. We have generated a net loss from operations during each year since 1999 and we currently have substantial indebtedness and an accumulated deficit of $286.0 million as of September 30, 2004.

        Our principal offices are located at 600 Telephone Avenue, Anchorage, Alaska 99503. Our telephone number is (907) 297-3000.

RISK FACTORS

        YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND OTHER INFORMATION INCLUDED IN THIS PROSPECTUS IN EVALUATING US AND OUR BUSINESS. IF ANY OF THE EVENTS DESCRIBED BELOW OCCUR, OUR BUSINESS AND FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED IN A MATERIAL WAY. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, PERHAPS SIGNIFICANTLY.

Risks Related to Our Common Stock

        ACS Group is a holding company and relies on dividends, interest and other payments, advances and transfer of funds from its subsidiaries to meet its debt service and pay dividends.

        ACS Group has no direct operations and no significant assets other than ownership of 100% of the stock of Alaska Communication Systems Holdings, Inc. ("ACSH"). Because we conduct our operations through our direct and indirect subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, including to pay dividends with respect to our common stock. Legal restrictions applicable to our subsidiaries and contractual restrictions in our credit facilities and the indentures governing the 9 3/8% senior subordinated notes due 2009 and the 9 7/8% senior notes due 2011 issued by ACSH (together, the "ACSH notes"), and other agreements governing current and future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries may not be sufficient to pay dividends on the common stock.

        Our dividend policy may limit our ability to pursue growth opportunities.

        Our board of directors has adopted a dividend policy which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. As a result, we may not retain a sufficient amount of cash to finance a material expansion of our business, or to fund our operations consistent with past levels of funding in the event of a significant business downturn. In addition, because a significant portion of cash available to pay dividends will be distributed to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will depend more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us at all, or at an acceptable cost.

        You may not receive the level of dividends provided for in our dividend policy or any dividends at all.

        We are not obligated to pay dividends. Our board of directors may, in its absolute discretion, amend or repeal the dividend policy which may result in the decrease or discontinuation of dividends. Future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. Additionally, Delaware law and the terms of our credit facilities and the indentures governing the ACSH notes may limit or completely restrict our ability to pay dividends.

        We might not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. Our board of directors may decide not to pay dividends at any time and for any reason. Our dividend policy is based upon our directors' current assessment of our business and the environment in which we operate, and that assessment could change based on competitive or technological developments (which could, for example, increase our need for capital expenditures), new growth opportunities or other factors. If our cash flows from operations for future periods were to fall below our minimum expectations, we would need either to reduce or eliminate dividends or, to the extent permitted under the terms of our credit facilities and the indentures governing the ACSH notes, fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, results of operations, liquidity, ability to maintain or expand our business and ability to fund dividends. Our board is free to depart from or change our dividend policy at any time and could do so, for example, if it were to determine that we had insufficient cash to take advantage of growth opportunities. In addition, our credit facilities and the indentures governing the ACSH notes contain limitations on our ability to pay dividends. The reduction or elimination of dividends may negatively affect the market price of our common stock.

        Our substantial indebtedness could restrict our ability to pay dividends on our common stock and adversely affect our financing options and liquidity position.

        We have now and will continue to have a substantial amount of indebtedness. As of September 30, 2004 we had total long-term obligations including current portion of $533.3 million and a net loss for the nine months ended September 30, 2004 of $32.2 million.

        Our substantial level of indebtedness could have important consequences for you as a holder of our common stock. For example, our substantial indebtedness could:

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, future business opportunities and other general corporate purposes;

  •
  limit our flexibility to plan, adjust or react to changing economic, market or industry conditions, reduce our ability to withstand competitive pressures, and increase our vulnerability to general adverse economic and industry conditions;

  •
  place us at a competitive disadvantage to many of our competitors who are less leveraged than we are;

  •
  limit our ability to borrow additional amounts for working capital, capital expenditures, future business opportunities, including strategic acquisitions and other general corporate requirements or hinder us from obtaining such financing on terms favorable to us or at all;

  •
  limit our ability to refinance our indebtedness.

        The terms of our credit facilities and the terms of our other indebtedness, including the indentures governing the ACSH notes, allow us and our subsidiaries to incur additional indebtedness upon the satisfaction of certain conditions. If new indebtedness is added to current levels of indebtedness, the related risks described above could intensify.

        Our debt instruments include restrictive and financial covenants that limit our operating flexibility.

        Our credit facilities require us to maintain certain financial ratios and our credit facilities and the indentures governing the ACSH notes contain covenants that, among other things, restrict our ability to take specific actions, even if we believe such actions are in our best interest. These include restrictions on our ability to:

  •
  issue certain preferred or redeemable capital stock;

  •
  incur debt;

  •
  create liens;

  •
  pay dividends or distributions on, redeem or repurchase our capital stock;

  •
  make certain types of investments, loans, advances or other forms of payments;

  •
  issue, sell or allow distributions on capital stock of specified subsidiaries;

  •
  prepay or defease specified indebtedness, including the notes;

  •
  enter into transactions with affiliates; or

  •
  merge, consolidate or sell our assets.

        These restrictions could limit our ability to obtain financing, make acquisitions or fund capital expenditures, withstand downturns in our business or take advantage of business opportunities. A breach of any of these covenants, ratios or tests could result in a default under our credit facilities. Upon the occurrence of an event of default under our credit facilities, the lenders could elect to declare all amounts outstanding under our credit facilities to be immediately due and payable. If the lenders accelerate the payment of the indebtedness under our credit facilities, our assets may not be sufficient to repay in full this indebtedness and our other indebtedness.

        We will require a significant amount of cash to service our indebtedness, pay dividends and fund our other liquidity needs. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including amounts borrowed under our credit facilities, to pay dividends and to fund planned capital expenditures and any strategic acquisitions we may make, if any, will depend on our ability to generate cash in the future. We cannot assure you that our business will generate sufficient cash flow from operations in the future, that our currently anticipated growth in revenues and cash flow will be realized on schedule or that future borrowings will be available to us in an amount sufficient to enable the repayment of our indebtedness, pay dividends or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the ACSH notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including the ACSH notes and our credit facilities, on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, including:

  •
  sales of certain assets to meet our debt service requirements;

  •
  sales of equity; and

  •
  negotiations with our lenders to restructure the applicable debt.

        If we are forced to pursue any of the above options our business and/or the value of our common stock could be adversely affected.

        Future sales, or the possibility of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

        Future sales, or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock, and could impair our ability to raise capital through future sales of equity securities.

        If we or our existing stockholders sell substantial amounts of our common stock in the public market or if there is a perception that these sales may occur, the market price of our common stock could decline. As of December 15, 2004, we would have had 45,647,147 shares of common stock outstanding assuming all shares offered under this prospectus have been issued and assuming no exercise of outstanding options to purchase common stock. Substantially all of these shares will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by "affiliates" of ours as such term is defined in Rule 144 of the Securities Act.

        We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

        Possible volatility in the price of our common stock could negatively affect us and our stockholders.

        The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including actual or anticipated variations in quarterly financial results, changes in financial estimates by securities analysts and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments. For example, following our announcement in October 2004 of our dividend policy, the trading price of our common stock increased significantly. In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly. Additionally, prior to this offering, there has been a limited public market for our common stock. The limited liquidity for holders of our common stock may add to the volatility of the trading price of our common stock. These effects could materially adversely affect the trading market and prices for our common stock, as well as our ability to issue additional securities or to secure additional financing in the future.

        In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance.

        Your interests may conflict with those of our current stockholders.

        Our largest stockholders, affiliates of Fox Paine & Company, LLC (together, "Fox Paine"), beneficially own 64% of our outstanding common stock. As a result, Fox Paine currently has the ability to exert significant influence over the outcome of matters requiring stockholder approval, including:

  •
  the election of our directors and the directors of our subsidiaries;

  •
  the amendment of our charter or by-laws; and

  •
  the adoption or prevention of mergers, consolidations or the sale of all or substantially all of our assets or our subsidiaries' assets.

        Our certificate of incorporation does not expressly prohibit action by written consent of stockholders. As a result, to the extent Fox Paine owns more than 50% of our total voting power, Fox Paine would be able to take any action to be taken by stockholders without the necessity of holding a meeting. Finally, Fox Paine may make significant investments in other telecommunications companies. Some of these companies may compete with us. Fox Paine and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

        Our largest stockholders are registering the sale of all of their shares of our common stock and their interest in selling those shares may conflict with our other stockholders.

        Fox Paine has registered the sale of all of the shares of our common stock that it holds. If Fox Paine sells substantial amounts of our common stock, the market price of our common stock may fall. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Additionally, the interests of Fox Paine in selling its shares may conflict with your interests. Assuming Fox Paine sells all of its shares of our common stock that are being registered, this will effectively cause a change in the ability to control matters requiring stockholder approval and Fox Paine would no longer have the ability to exert as much influence over matters affecting us.

        The limited liquidity of the trading market for our common stock may affect the trading price of our common stock.

        As of December 15, 2004, we had 30,647,147 shares of our common stock issued and outstanding and eligible to be traded on the Nasdaq National Market. Currently, only approximately 11 million of these shares are freely tradable without restriction. As a result, the trading market for our common stock is limited. There can be no assurance that we will sell enough of our common stock to create a liquid trading market for our common stock. It is more likely for common stock issued in larger aggregate numbers of shares to trade more favorably than similar common stock issued in smaller aggregate number of shares because of the increased liquidity created by higher trading volumes resulting from larger issuances. There can be no assurance as to the liquidity of any market for our common stock, the ability of the holders of our common stock to sell any of their common stock and the price at which the holders of our common stock would be able to sell any of our common stock.

        If you purchase shares of our common stock from us, you will experience immediate and substantial dilution.

        Investors purchasing common stock from us in the offering will experience immediate and substantial dilution in the net tangible book value of their shares. Additional dilution will occur upon exercise of outstanding stock options. If we seek additional capital in the future, the issuance of shares of common stock or securities convertible into shares of common stock in order to obtain such capital may lead to further dilution of your equity investment. See "Dilution."

        Ownership change will limit our ability to use certain losses for U.S. federal income tax purposes and may increase our tax liability.

        As of September 30, 2004, we had net operating loss carryforwards, or NOLs, of approximately $135 million, which are due to expire in the years 2020 through 2024. These NOLs may be used to offset future taxable income through 2024 and thereby reduce our U.S. federal income taxes otherwise payable. Section 382 of the Internal Revenue Code of 1986, as amended, imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its NOLs to reduce its tax liability. It is possible that the transactions described in this offering, either on a stand alone basis or when combined with future transactions (including issuances of new shares of our common stock and sales of shares of our common stock), will cause us to undergo an ownership change. In that event, we would not be able to use our pre-ownership-change NOLs in excess of the limitation imposed by Section 382. Such limitation is generally determined by multiplying the company's equity value and the long term tax exempt rate at the time of the ownership change.

Risks Related to Our Business

        Our business is subject to extensive governmental legislation and regulation. Applicable federal and state legislation and regulations and changes to them could adversely affect our business.

        We operate in a heavily regulated industry, and most of our revenues come from the provision of services regulated by the Federal Communications Commission, or the FCC, and the Regulatory Commission of Alaska, or the RCA. Laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts, and could be changed by legislation or regulatory orders at any time. We cannot predict the impact of future developments or changes to the regulatory environment or the impact such developments or changes would have on us.

        There are a number of FCC and RCA rules under review that could have a significant impact on us. For example, many of the FCC's rules with regard to the provisioning of unbundled network elements, or UNEs, and other LEC interconnection rules were revised by the FCC in 2003, on August 20, 2004, again on December 15, 2004, and are subject to further proceedings at the FCC. An appellate court vacated, remanded and upheld different portions of the FCC's 2003 order and several parties are expected to challenge the 2004 decisions in court. Court rulings, further FCC actions or new legislation in this area could affect our obligation to provide UNEs and the prices we receive for the UNEs. Changes to intercarrier compensation that could affect our access revenues are also likely over the next few years. The FCC and Congress are also looking at universal service fund contribution and disbursement rules that are likely to affect the amount and timing of our contributions to and receipt of universal service funds; our obligations may increase and/or our revenue may decline, and our competitors may receive greater payments. Further, most FCC and RCA telecommunications decisions are subject to substantial delay and judicial review. These delays and related litigation create risk associated with uncertainty over the final direction of federal and state policies.

        As the incumbent local exchange carrier, or ILEC, in our service areas, we are subject to legislation and regulation that are not applicable to our competitors.

        Existing federal and state rules impose obligations and limitations on us, as the incumbent local telephone company, or ILEC, that are not imposed on our competitors. Federal obligations to share facilities, file and justify tariffs, maintain certain types of accounts, and file certain types of reports are all examples of disparate regulation. Similarly, state regulators impose, accounting and reporting requirements and service obligations on us that do not exist for our competitors. In addition, state regulators have imposed greater tariffing standards and obligations on us than on our competitors. The requirement to disclose proposed tariffs six to 12 months before they go into effect has enabled our competitors to plan competitive responses before we are able to implement new rates, diminishing our ability to compete in the marketplace. As our business becomes increasingly competitive, the continued regulatory disparity could impede our ability to compete in the marketplace, which could have a material adverse effect on our business.

        A reduction by the RCA or the FCC of the rates we charge our customers would reduce our revenues and earnings.

        The rates we charge our local telephone customers are based, in part, on a rate of return authorized by the RCA on capital invested in our LECs' networks. These authorized rates, as well as allowable investment and expenses, are subject to review and change by the RCA at any time. If the RCA orders us to reduce our rates, both our revenues and our earnings will be reduced. Additionally, in this competitive market, we are not sure we would be able to implement higher rates even if approved by the RCA.

        State regulators may rebalance our planned rates or set new rates closer to costs, and refuse to keep sensitive business information confidential, continuing our competitive disadvantage in the marketplace. Our local exchange service competitors may also gain a competitive advantage as a result of the state regulators permitting our competitors to intervene in rate-setting proceedings.

        FCC regulations also affect rates that are charged to customers. The FCC regulates tariffs for interstate access and subscriber line charges, both of which are components of our network service revenue. The FCC currently is considering proposals to reduce interstate access charges for carriers like us. If the FCC lowers interstate access charges without adopting an adequate revenue replacement mechanism, we may be required to recover more revenue through subscriber line charges and universal service funds or forego this revenue altogether. This could reduce our revenue or impair our competitive position.

        The rates, terms and conditions for the leasing of facilities and resale of services in Anchorage are subject to regulatory review and may be adjusted in a manner adverse to us.

        The rates, terms and conditions for the leasing of facilities in Anchorage by our competitors, including General Communication, Inc., or GCI, has only recently been resolved after years of debate. There is risk associated with the implementation of this new agreement. Further, there is the risk that particular issues or the entire matter may be subject to judicial appeal, which would result in an extended period of uncertainty and additional cost associated with the proceedings.

        Loss of the exemption from certain forms of competition granted to our rural LECs under the Federal Telecommunications Act of 1996 exposes us to increased competition.

        Historically, our rural local exchange carriers, or LECs (which does not include our wholly owned subsidiary, ACS of Anchorage, Inc., or ACSA) operated under a federal statutory exemption under which they were not required to offer UNEs and wholesale discounted resale services to competitors. On June 30, 1999, the Alaska Public Utilities Commission (or APUC) issued an order revoking these rural exemptions. On April 18, 2004, after years of litigation concerning this order, ACS of Fairbanks, Inc., or ACSF, and ACS of Alaska, Inc, or ACSAK, settled with GCI over the revocation of these rural exemptions. ACSF and ACSAK waived their claim to the rural exemption with regards to GCI's requests to lease UNEs in exchange for GCI's agreement to pay higher rates for leased facilities. ACSF and ACSAK will, therefore, continue to face local exchange service competition, which may reduce revenues and returns.

        Interconnection duties are governed by telecommunications rules and regulations related to the UNEs that must be provided. These rules and regulations remain subject to ongoing modifications. In addition, to the extent that rural exemptions are terminated, other carriers are entitled to obtain interconnection agreements with us on the same basis as GCI. Finally, to the extent the new rates are higher than the previous rates, that may encourage GCI or other competitors to provide service over their own facilities, further depriving us of revenue.

        Our results of operations could be materially harmed if GCI develops its own network facilities and stops leasing capacity on our network elements.

        GCI commenced offering cable telephony in Anchorage during 2004 and initiated migration of its customers served using our UNEs off of our network and onto its own cable system. GCI has also announced plans to substantially increase the number of customers it migrates to cable telephony in 2005 with the aim of migrating virtually all of its Anchorage customers to its own network by the end of 2006. Significant migration of customers could result in a significant reduction of revenue for us, as GCI would no longer be leasing our facilities to serve those customers, which could materially harm our results of operations.

        The telecommunications industry is extremely competitive, and we may have difficulty competing effectively.

        The telecommunications industry is extremely competitive and we face competition in local voice, local high-speed data, wireless, Internet and long distance services. Competition in the markets in which we operate could:

  •
  reduce our customer base;

  •
  require us to lower rates and other prices in order to compete;

  •
  require us to invest in new facilities and capabilities;

  •
  increase marketing expenditures and the use of discounting and promotional campaigns that would adversely affect our margins; or

  •
  otherwise lead to reduced revenues, margins, and returns.

        New competitors in local services may be encouraged by FCC and RCA rules regarding interconnection agreements and universal service supports. We face competition from wireless service providers for local, long distance and wireless customers. Existing and emerging wireless technologies are increasingly competitive with local exchange services in some or all of our service areas. We and a competitor of ours are deploying a new generation of wireless technologies which will provide wireless data in addition to wireless voice services, and the FCC has ordered wireline-to-wireless and wireless-to-wireless number portability. As a consequence, we anticipate increased risk of wireless substitution for traditional local telephone services and increased competition among wireless carriers.

In addition, new carriers offering voice over Internet Protocol, or VoIP, services may also lead to a reduction in traditional local and long distance telephone service customers and revenues as well as our network access revenues.

        Revenues from our retail local telephone lines may be reduced or lost.

        As the ILEC, we face stiff competition mainly from resellers, local providers who lease UNEs from us, and, to a lesser degree, facilities-based providers of local telephone services. Seven years ago the two largest long distance carriers in Alaska began providing competitive local telephone services in Anchorage through UNE interconnection with our facilities and resale of our services. Interconnection agreements have since been executed with several other competitors. As a result, since 1996 when the industry was opened to competition through September 30, 2004, we have lost approximately 30% of our retail local telephone lines. In our largest market, Anchorage, which opened to competition in 1996, we have lost approximately 50% of our retail local telephone access lines. Similarly, in Fairbanks and Juneau, where competition began only a few years ago, we have lost more than 30% of our retail local telephone access lines. While we generally continue to enjoy revenues for these lines from our competitors, albeit at reduced rates compared to retail customers, our competitors may, in the future, bypass or remove these customers from our network completely, which would eliminate our revenue from those lines altogether. Additionally, although we plan to reacquire customers previously lost to competitors, there can be no assurance that we will be successful in this regard. Some of our competitors may have financial and technical resources greater than ours, and may be exempt from or subject to lesser regulatory burdens.

        Revenues from access charges may be reduced or lost.

        We received 27.9% of our operating revenues for the nine months ended September 30, 2004 from access charges paid by interstate and intrastate interexchange carriers and subscriber line charges paid by end users for the use of our network to connect the customer premises to the interexchange network. The amount of revenue that we receive from access charges and subscriber line charges is calculated in accordance with requirements set by the FCC and the RCA. Any change in these requirements may reduce our revenues and earnings. Generally, access charges have decreased since our inception in 1999.

        Under the regulatory rules that exist today, we receive access revenue related to the calls made by all of our retail customers as well as our competitors' customers who are served via wholesale resale service. Access revenue related to our competitors' retail customers that are served by UNEs or by the competitors' own facilities flows to our competitors. To the extent that competitors shift the form in which they provide service away from wholesale resale to UNEs or their own facilities, our access revenue will be reduced.

        The FCC is reviewing mechanisms for intercarrier compensation, and some parties have suggested terminating all interstate access charge payments by interexchange carriers. If such a proposal is adopted, it could have a material impact on our revenue and earnings. In any event, the FCC has stated its intent to adopt some form of access charge reform soon, which more likely than not will reduce this source of revenue. Similarly, the RCA has adopted regulations modifying intra-state access charges, which are not intended to, but may, reduce our revenue.

        In addition, both GCI and AT&T have previously alleged that we collected excess interstate access revenue. While those claims have been resolved, we cannot assure you that claims alleging excess charges in subsequent years will not be made, nor that we will be able to defeat all such claims.

        A reduction in the universal service support currently received by some of our subsidiaries would reduce our revenues and earnings.

        We received 5.3% of our operating revenues for the nine months ended September 30, 2004 from the Universal Service Fund, or USF, which was established under the direction of the FCC to compensate carriers for the high cost of providing universal telecommunications services in rural, insular, and high-cost areas. If the support received from the USF is materially reduced or discontinued, some of our rural LECs might not be able to operate profitably. Also, because we provide interstate and international services, we are required to contribute to the USF a percentage of our revenue earned from such services. Although our rural LECs receive support from the USF, we cannot be certain of how, in the future, our contributions to the USF will compare to the support we receive from the USF. Congress recently adopted legislation exempting the USF from the Anti-Deficiency Act until December 31, 2005, but this issue may adversely affect USF distributions or contributions in the future.

        Various reform proceedings are under way at the FCC to change the method of calculating the amount of contributions paid into the USF by all carriers and the amount of contributions or support rural carriers like ACSF, ACSAK and ACSN receive from the USF, as well as the amount of support received by our competitors. Already the FCC has imposed caps or limits on the amount of USF distributed and has explored opportunities to obtain contributions from providers of services not currently contributing to USF. We cannot predict at this time whether or when any change in the method of calculating contributions and support may affect our business.

        The RCA has granted Eligible Telecommunications Carrier, or ETC, status to GCI in Fairbanks and Juneau. Under current FCC rules, this entitles GCI to the same amount of per-line USF support that we are entitled to receive regardless of GCI's costs, and may reduce the amount of USF payments we receive. To the extent that any competitive ETC, such as GCI, has lower costs than us, but receives the same amount of financial support, the competitor gains a competitive cost advantage over us. We cannot say when or how these rules may change.

        There has been a trend toward granting ETC status to wireless carriers. Alaska DigiTel LLC, or DigiTel, ACS Wireless, Inc., or ACSW, and MTA Wireless have been granted ETC status. Further, Dobson Communications Corporation has petitioned for ETC status and asked the RCA to redefine our rural service areas to permit Dobson to receive support on a wire-center basis, but without having to serve the entire area that we are currently required to serve. Redefining the Company's rural service areas requires the approval of both the RCA and the FCC. Creating additional service areas may impose a costly regulatory burden on us for which we may not be compensated. The Dobson petition is still pending. The granting of Dobson's request to redefine service areas could reduce our revenues from USF, in addition to increasing competition.

        Revenues from wireless services may be reduced.

        Market prices for wireless voice and data services have declined over the last several years and may continue to decline in the future due to increased competition. We cannot assure you that we will be able to maintain or improve our average revenue per user, or ARPU. We expect significant competition among wireless providers, which has been intensified by wireless number portability to continue to drive service and equipment prices lower, which may lead to increased turnover of customers. If market prices continue to decline it could adversely affect our ability to grow revenue, which would have an adverse effect on our financial condition and results of operation.

        We may not be able to offer long distance and Internet services on a profitable basis.

        Our long distance operations have historically been modest in relation to the long distance businesses of our competitors and have generated losses from continuing operations of $2.0 million in 2001, $1.6 million in 2002 and $21.2 million in 2003, and $3.4 million for the nine months ended September 30, 2004. Our Internet operations generated losses from continuing operations of $9.6 million in 2001, $21.6 million in 2002, $60.5 million in 2003, and $9.8 million for the nine months ended September 30, 2004. We have, over the last several years, failed to achieve various plans to increase sales and revenue for these businesses. There is, therefore, no assurance that our operating losses from long distance and Internet services will not increase in the future, even after taking into account additional revenue from complementary or advanced services.

        If we substantially underestimate or overestimate the demand for our long distance services, our cost of providing these services could increase.

        We expect to continue to enter into resale agreements for a portion of our long distance services. In connection with these agreements, we must estimate future demand for our long distance service. If we overestimate this demand, we may be forced to pay for services we do not need, and if we underestimate this demand, we may need to lease additional capacity on a short-term basis at unfavorable prices, assuming additional capacity is available. If additional capacity is not available, we will not be able to meet this demand.

        We may not be able to profitably take advantage of future fiber-optic capacity that we may purchase.

        In anticipation of our obligations under the Telecommunications Services Partnering Agreement, or TPA, we entered with the State of Alaska, we entered into an agreement that enables us to purchase additional fiber-optic capacity in future years from Crest Communications, L.L.C., or Crest, the expenditures for which are expected to be significant and may exceed $20 million over the next two years. The subsequent termination of our contract with the State of Alaska has reduced our utilization of the additional fiber-optic capacity purchased from Crest Communications, LLC and may reduce the profitability of the agreement with Crest Communications, LLC.

        As part of this agreement, we made a $15 million loan to Crest Communications, L.L.C. In connection with this loan, Crest Communications, LLC has granted us an option to purchase certain of its network assets no later than January 2, 2006 at a price equal to the then-outstanding loan balance. Certain material terms of the agreement with Crest Communications, LLC remain subject to continued negotiation, and it is impossible to determine the ultimate outcome of these negotiations at this time. We cannot assure you that we will successfully resolve any open issues nor can we assure you of the consequences of our inability to resolve any open issues. In addition, even if we are able to resolve the issues, we cannot assure you that we will generate sufficient revenue from these future acquisitions of fiber-optic capacity to provide satisfactory returns on our investment. The $15 million loan to Crest was written down to zero, its estimated fair value, in September 2003.

        If we do not adapt to technological changes in the telecommunications industry, we could lose customers or market share.

        Our success may depend on our ability to adapt to rapid technological changes in the telecommunications industry. Our failure to adopt a new technology, or our choice of one technological innovation over another, may have an adverse impact on our ability to compete or meet the demands of our customers. Technological change could, among other things, reduce the capital required by a competitor to provide local service in our service areas. As we cannot predict with precision the pace of technology change, our ability to deploy new technologies may be constrained by insufficient capital and/or the need to generate sufficient cash to make interest payments on our indebtedness.

        New products and services may arise out of technological developments and our inability to keep pace with these developments may reduce the attractiveness of our services. If we fail to adapt successfully to technological changes or fail to obtain access to important new technologies, we could lose customers and be limited in our ability to attract new customers and/or sell new services to our existing customers. The successful delivery of new products and services is uncertain and dependent on many factors, and we may not generate anticipated revenues from such services.

        New governmental regulations may impose obligations on us to upgrade our existing technology or adopt new technology that may require additional capital and we may not be able to comply with these new regulations on a timely basis.

        We cannot predict the extent to which the government will impose new unfunded mandates such as those related to emergency location, law enforcement assistance and local number portability. Each of these government obligations has imposed new requirements for capital that could not have been predicted with any precision. Along with these obligations the FCC has imposed deadlines for compliance with these mandates. We may not be able to provide services that comply with these mandates in time to meet the imposed deadlines or our petitions for extensions of the deadlines may be denied. We cannot predict whether other mandates, from the FCC or other regulatory authorities, will occur in the future or the demands they will place on capital expenditures.

        Our network capacity and customer service system may not be adequate and may not expand quickly enough to support our anticipated customer growth.

        Our financial and operational success depends on ensuring that we have adequate network capacity, sufficient infrastructure equipment and a sufficient customer support system to accommodate anticipated new customers and the related increase in usage of our network. Our failure to expand and upgrade our networks, including through obtaining and constructing additional cell sites, obtaining wireless telephones of the appropriate model and type to meet the demands and preferences of our customers and obtaining additional spectrum, if required, to meet the increased usage could have a material adverse effect on our business.

        The successful operation and growth of our businesses are dependent on economic conditions in Alaska.

        Substantially all of our customers and operations are located in Alaska. Due to our geographical concentration, the successful operation and growth of our businesses is dependent on economic conditions in Alaska. The Alaskan economy, in turn, is dependent upon many factors, including:

  •
  the strength of the natural resources industries, particularly oil production;

  •
  the strength of the Alaskan tourism industry;

  •
  the level of government and military spending; and

  •
  the continued growth in services industries.

        The customer base for telecommunications services in Alaska is small and geographically concentrated. According to U.S. Census Bureau estimates, the population of Alaska is approximately 649,000, over 60% of whom live in Anchorage, Fairbanks and Juneau. There can be no assurance that Alaska's economy will grow or even be stable.

        We depend on key members of our senior management team.

        Our success depends largely on the skills, experience and performance of key members of our senior management team, as well as our ability to attract and retain other highly qualified management and technical personnel. There is intense competition for qualified personnel in our industry, and we cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. If we lose one or more of our key employees, or the transition in leadership is not successful, our ability to successfully implement our business plan could be materially adversely affected. We do not maintain any "key person" insurance on any of our personnel.

        We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we could fail to obtain sufficient quantities of the products and services we require to operate our business successfully.

        We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, subscriber growth and our operating results could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one of a few suppliers for key network components. As a result we have become reliant upon a limited number of network equipment manufacturers. In the event it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms, on a timely basis, or at all, which could increase costs and may cause disruption in service.

        Wireless devices may pose health and safety risk, and driving while using a wireless phone may be prohibited; as a result, we may be subject to new regulations, and demand for our services may decrease.

        Media reports have suggested that, and studies have been undertaken to determine whether, certain radio frequency emissions from wireless handsets and cell sites may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage.

        If consumers' health concerns over radio frequency emission increase, they may be discouraged from using wireless handsets, regulators may impose or increase restrictions on the location and operation of cell sites or increase regulation on handsets and wireless providers may be exposed to litigation, which, even if not successful, may be costly to defend. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in our subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry.

        In addition, the use of a wireless device while driving may also adversely affect our results of operations. Studies have indicated that using wireless devices while driving may impair a driver's attention. The U.S. Congress has proposed legislation that would seek to withhold a portion of federal funds from any state that does not enact legislation prohibiting an individual from using a wireless telephone while driving motor vehicles. In addition, many state and local legislative bodies have passed or proposed legislation to restrict the use of wireless telephones while driving motor vehicles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services and may discourage use of our wireless devices and decrease our revenue from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards against telecommunications providers, adverse publicity and further governmental regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

        We are subject to environmental regulation and environmental compliance expenditures and liabilities.

        Our business is subject to many environmental laws and regulations, particularly with respect to owned or leased real property relating to our network equipment and tower sites. Some or all of the environmental laws and regulations to which we are subject could become more stringent or more stringently enforced in the future. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

        In addition to operational standards, environmental laws also impose obligations to clean up contaminated properties or to pay for the costs of such remediation. We could become liable, either contractually or by operation of law, for such remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Moreover, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to material remediation costs.

        A system failure could cause delays or interruptions of service, which could cause us to lose customers.

        To be successful, we will need to continue to provide our customers reliable service over our network. Some of the risks to our network and infrastructure include:

  •
  physical damage to access lines;

  •
  power surges or outages;

  •
  software defects; and

  •
  disruptions beyond our control.

        We rely heavily on our networks, network equipment, data and software and the networks of other telecommunications providers to support all of our functions and for substantially all of our revenues. We are able to deliver services only to the extent that we can protect our network systems against damage from power or telecommunication failures, computer viruses, natural disasters, unauthorized access and other disruptions. While we endeavor to provide for failures in the network by providing back-up systems and procedures, we cannot guarantee that these back-up systems and procedures will operate satisfactorily in an emergency. Should we experience a prolonged system failure or a significant service interruption, our customers may choose a different provider and our reputation may be damaged.

        We cannot assure you that we will be able to successfully integrate any acquisitions we may make in the future.

        We continually explore acquisitions. However, any future acquisitions we make may involve some or all of the following risks:

  •
  diversion of management attention from operating matters;

  •
  unanticipated liabilities or contingencies of acquired businesses;

  •
  failure to achieve projected cost savings or cash flow from acquired businesses;

  •
  inability to retain key personnel of the acquired business or maintain relationships with its customers;

  •
  inability to successfully integrate acquired businesses with our existing businesses, including information-technology systems, personnel, products and financial, computer, payroll and other systems of the acquired businesses;

  •
  difficulties in enhancing our customer support resources to adequately service our existing customers and the customers of the acquired businesses; and

  •
  difficulty in maintaining uniform standards, controls, procedures, and policies.

        We may not have sufficient available cash or access to sufficient capital resources necessary to complete a transaction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these provisions. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including statements about anticipated future operating and financial performance, financial position and liquidity, growth opportunities and growth rates, pricing plans, acquisition and divestiture opportunities, business prospects, strategic alternatives, business strategies, regulatory and competitive outlook, investment and expenditure plans, financing needs and availability and other similar forecasts and statements of expectation and statements of assumptions underlying any of the foregoing. Words such as "aims," "anticipates," "believes," "could," "estimates," "expects," "hopes," "intends," "may," "plans," "projects," "seeks," "should" and variations of these words and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Forward- looking statements by us are based on estimates, projections, beliefs and assumptions of management and are not guarantees of future performance. Such forward-looking statements may be contained in this prospectus under "Prospectus Summary" or "Risk Factors" or may be contained in our Annual Report on Form 10-K or our Quarterly Reports on Form 10-Q under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," among other places. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by us as a result of a number of important factors. Examples of these factors include (without limitation):

  •
  rapid technological developments and changes in the telecommunications industries;

  •
  our competitive environment;

  •
  ongoing deregulation (and the resulting likelihood of significantly increased price and product/service competition) in the telecommunications industry as a result of the Telecommunications Act of 1996 and other similar federal and state legislation and the federal and state rules and regulations enacted pursuant to that legislation;

  •
  changes in revenue from Universal Service Funds;

  •
  regulatory limitations on our ability to change our pricing for communications services;

  •
  the possible future unavailability of Statement of Financial Accounting Standards, or SFAS, No. 71, Accounting for the Effects of Certain Types of Regulation, to our wireline subsidiaries;

  •
  our ability to bundle our products and services;

  •
  possible changes in the demand for our products and services;

  •
  changes in general industry and market conditions and growth rates;

  •
  changes in interest rates or other general national, regional or local economic conditions;

  •
  governmental and public policy changes;

  •
  our ability to generate sufficient earnings and cash flows to continue to make dividend payments to our stockholders;

  •
  the continued availability of financing in the amounts, at the terms, and subject to the conditions necessary to support our future business;

  •
  the success of any future acquisitions;

  •
  changes in accounting policies or practices adopted voluntarily or as required by accounting principles generally accepted in the United States; and

  •
  the matters described under "Risk Factors."

        In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus not to occur. Except as otherwise required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus. Investors should also be aware that while we do, at various times, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential information. Accordingly, investors should not assume that we agree with any statement or report issued by an analyst irrespective of the content of the statement or report. To the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

INDUSTRY, MARKET SHARE AND OTHER INFORMATION

        Unless otherwise indicated, information contained in this prospectus concerning the telecommunications industry, our general expectations concerning this industry and our and our competitors' market position and market shares within this industry are based on assumptions and estimates prepared by us using data from industry sources, and on assumptions made by us based on our management's knowledge and experience in the markets in which we operate and the telecommunications industry generally. We believe these estimates are accurate as of the date of this prospectus; however, this information may prove to be inaccurate because, as a result of the method by which we obtained some of the data for our estimates or the nature of the information, it cannot always be verified with certainty. We have not independently verified data from industry or other third-party sources and cannot guarantee its accuracy or completeness. In addition, we believe that data regarding the telecommunications industry and our market positions and market shares within the telecommunications industry provide general guidance but are inherently imprecise. Further, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in this prospectus.

DILUTION

        Dilution is the amount by which the portion of the offering price paid by purchasers of our common stock to be sold by us in the offering exceeds the net tangible book value or deficiency per share of our common stock after the offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. Our unaudited net tangible book deficiency, defined as stockholders' deficit, less goodwill, less intangible assets, at September 30, 2004 was approximately $88.9 million, or approximately $3.03 per each of the 29,387,159 shares of common stock then outstanding. New investors who purchase shares of our common stock from us may suffer an immediate dilution of the difference between the purchase price per share and our net tangible book value per share at the date they purchase. See the relevant prospectus supplement for the calculation for each specific offering.

USE OF PROCEEDS

        Unless we inform you otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of our common stock from time to time as our board of directors may determine:

  •
  for general corporate and other purposes;

  •
  to finance acquisitions of other businesses; or

  •
  to repay or refinance our indebtedness.

        We may temporarily invest net proceeds from the sale of our common stock in short-term securities. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. All proceeds from those sales will be for the accounts of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution.

SELLING STOCKHOLDERS

        We are registering 19,598,879 shares of common stock covered by this prospectus for re-offers and resales by Fox Paine Capital, LLC and its affiliates, the selling stockholders named below. Fox Paine is hereby registering all of the shares of common stock it owns. We are registering these shares to permit the selling stockholders to resell the shares when they deem appropriate. The selling stockholders may resell all, a portion or none of their shares at any time and from time to time. The selling stockholders may also sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. We do not know when or in what amounts the selling stockholders may offer shares for sale under this prospectus. We will pay all expenses incurred with respect to the registration and sale of the shares of common stock owned by the selling stockholders, other than underwriting fees, discounts or commissions, which will be borne by the selling stockholders.

        The following table sets forth (i) the selling stockholders, (ii) as of December 15, 2004, the number of shares of common stock that each of the selling stockholders beneficially owns and the number of shares being registered for resale by each of the selling stockholders, and (iii) the number of shares of our common stock that will be beneficially owned by each of the selling stockholders, assuming that all of the shares of common stock offered by the selling stockholders under this prospectus have been sold. The number of shares of common stock outstanding as of December 15, 2004 was 30,647,147.

        As used in this prospectus, "selling stockholders" includes the selling stockholders named in the table below and their respective transferees, pledges, donees, heirs or other successors-in-interest selling shares received from the selling stockholders listed below as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus.

	Number of Shares of Our Common Stock Beneficially Owned Prior to the Offering		Number of Shares of Our Common Stock Being Offered	Number of Shares of Our Common Stock Beneficially Owned After the Offering(1)
Selling Stockholders	Number of Shares	Percentage of Shares Outstanding	Number of Shares	Number of Shares	Percentage of Shares Outstanding
Fox Paine Capital, LLC(2)(3)	19,498,879(4)	63.62%	19,498,879	—	*
Fox Paine & Company, LLC(2)(3)	16,492,802(4)	53.82%	16,492,802	—	*
Fox Paine Capital Fund, L.P.(2)(3)	16,251,658(4)	53.03%	16,251,658	—	*
FPC Investors, L.P.	241,144	*	241,144	—	*
ALEC Coinvestment Fund I, LLC	812,453	2.65%	812,453	—	*
ALEC Coinvestment Fund II, LLC	406,227	1.33%	406,227	—	*
ALEC Coinvestment Fund III, LLC	487,472	1.59%	487,472	—	*
ALEC Coinvestment Fund IV, LLC	487,472	1.59%	487,472	—	*
ALEC Coinvestment Fund V, LLC	812,453	2.65%	812,453	—	*
Bucks Capital, LLC(5)	100,000	*	100,000	—	*

*
The percentage of shares beneficially owned does not exceed 1% of the class.

(1)
Assumes the sale of all shares of common stock being offered by the selling stockholders. No estimate can be given as to the exact amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer and sell some, all or none of their shares. The actual number of shares offered by us and/or by a selling stockholder will be included in any supplements to this prospectus.

(2)
Fox Paine Capital, LLC is General Partner of Fox Paine Capital Fund, L.P. and FPC Investors, L.P., and the Managing Member of ALEC Coinvestment Fund I, LLC, ALEC Coinvestment Fund II, LLC, ALEC Coinvestment Fund III, LLC, ALEC Coinvestment IV, LLC, and ALEC Coinvestment Fund V, LLC, and possesses voting and investment power over all shares held by each of these entities. Fox Paine & Company, LLC is the manager of Fox Paine Capital Fund, L.P. and FPC Investors, L.P. Fox Paine & Company, LLC is not the record owner of any shares of our common stock.

(3)
The address of Fox Paine & Company, LLC is 950 Tower Lane, Suite 1150, Foster City, CA 94404.

(4)
Fox Paine Capital, LLC is General Partner of Fox Paine Capital Fund, L.P. and FPC Investors, L.P., and the Managing Member of ALEC Coinvestment Fund I, LLC, ALEC Coinvestment Fund II, LLC, ALEC Coinvestment Fund III, LLC, ALEC Coinvestment IV, LLC, and ALEC Coinvestment Fund V, LLC, and possesses voting and investment power over all shares held by each of these entities. Fox Paine & Company, LLC is the manager of Fox Paine Capital Fund, L.P. and FPC Investors, L.P. Fox Paine & Company, LLC is not the record owner of any shares of our common stock.

(5)
Mr. Saul A. Fox and Mr. W. Dexter Paine, III are members of Fox Paine Capital, LLC and share voting power of Fox Paine Capital, LLC. In addition, Mr. Fox and Mr. Paine are the managing members of Bucks Capital, LLC. Bucks Capital, LLC is an investment vehicle created for the purposes of allowing selected members of Fox Paine & Company, LLC to invest primarily in selected portfolio companies in which investment funds managed by Fox Paine & Company, LLC invest. None of the shares shown as beneficially owned by Mr. Fox and Mr. Paine are owned of record by these individuals. Mr. Fox and Mr. Paine each disclaim beneficial ownership of the shares owned by Bucks Capital, LLC or the entities of which Fox Paine Capital, LLC is General Partner or Managing Member, except to the extent of their respective pecuniary interest therein.

        Fox Paine and its affiliates hold a majority of our outstanding shares, receives an annual management fee in the amount of one percent of our earnings before interest expense, income taxes and depreciation and amortization, calculated without regard to the fee. The management fee expense for the three and nine months ended September 30, 2004 was $0.24 million and $0.76 million, respectively, and for the three and nine months ended September 30, 2003 was $0.30 million and $0.87 million, respectively. At September 30, 2004, the payable due to Fox Paine was $0.77 million.

        Messrs. Saul A. Fox and W. Dexter Paine, III are co-founders of, and Chief Executive Officer and President, respectively, of, Fox Paine. Mr. Wray T. Thorn is a former Director of Fox Paine. Each of Messrs. Fox, Paine and Thorn are members of our board of directors.

        Our board of directors approved the payment to Fox Paine of a fee equal to 1% of the gross proceeds generated from the sale of our Directories Business, plus expenses in connection with such transaction, including the reimbursement by us of the $250,000 consulting fee and transaction bonus paid to Mr. Charles E. Robinson, our former President and Chief Executive Officer, under the agreement described below. We paid Fox Paine $2,095,000 on May 8, 2003.

        Fox Paine entered into a consulting agreement with Mr. Robinson, our former chief executive officer, for services rendered for our benefit related to the sale of our Directories Business. Under this agreement, Mr. Robinson received a lump-sum consulting fee and transaction bonus of $250,000 in May 2003. As described above, Fox Paine was reimbursed for this expense.

        Our board of directors approved the payment of a fee to Fox Paine equal to 1% of the funded capital raised through the ACSH senior notes offering and the closing of our existing credit facilities, plus expenses in connection with such transactions. On August 28, 2003, we paid to Fox Paine $3,759,703 for this fee, excluding expenses.

        On September 19, 2003, Fox Paine entered into a consulting agreement with Mr. Robinson. The consulting term will begin on January 1, 2004 and continue for one year, after which either party may terminate the arrangement. During the consulting term, Mr. Robinson will advise Fox Paine on and evaluate potential opportunities in the telecommunications industry, and Fox Paine will pay the former officer a monthly fee of $20,000 for these services.

        On May 14, 1999, we entered into a stockholders' agreement with Fox Paine Capital Fund, L.P. investors affiliated with Fox Paine Capital Fund, L.P. and several non-fund investors, including co-investors and some of our employees listed on the signatures pages to the stockholders' agreement. Under the stockholders' agreement, subject to limited exceptions, Fox Paine Capital Fund, L.P. and its affiliates, as a group, may make up to six demands for registration under the Securities Act of their shares of common stock and have an unlimited number of "piggy-back" registration rights, which allows Fox Paine Capital Fund, L.P. and its affiliates to include their shares in connection with registered offers and sales of our common stock by us. We have included the shares of the selling stockholders covered by this prospectus in accordance with these "piggy-back" registration rights.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements incorporated by reference into this prospectus. We are providing the following pro forma condensed consolidated financial information to give effect to the disposition of our Directories Business in 2003 because that event was significant to our operations and represents the disposition of a business segment.

        An unaudited pro forma condensed consolidated balance sheet as of September 30, 2004 and an unaudited pro forma condensed consolidated statement of operations for the nine month period ended September 30, 2004 are not included because the effects of the disposition of our Directories Businesses are already included in our historical consolidated financial statements as of and for that period.

        The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 has been prepared to reflect the adjustments as if the disposition of our Directories Business had occurred on January 1, 2003. Only results from continuing operations are depicted. Actual amounts could vary from these pro forma adjustments.

        The adjustments illustrate the effect of eliminating the results of operations of the Directories Business and the $113.5 million gain on disposal, $4.2 million of foreign exchange gains, and alternative maximum taxes of $1.1 million associated with its disposition from the unaudited pro forma condensed consolidated statement of operations. We disposed of 99.9% of the Directories Business through two separate sales of our equity interest in such segment during 2003. The disposal of the Directories Business did not qualify as a discontinued operation under accounting principles generally accepted in the United States.

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2003
(in thousands except per share data)

	Historical Consolidated	Pro Forma Directory Adjustments	Pro Forma Consolidated
Operating revenues:
Local telephone	$215,387	$—	$215,387
Wireless	46,548	—	46,548
Directory	11,631	(11,631)	—
Internet	33,026	—	33,026
Interexchange	16,956	—	16,956

Total operating revenues	323,548	(11,631)	311,917
Operating expenses:
Local telephone, exclusive of depreciation and amortization	116,354	—	116,354
Wireless, exclusive of depreciation and amortization	31,064		31,064
Directory, exclusive of depreciation and amortization	5,249	(5,249)	—
Internet, exclusive of depreciation and amortization	45,523		45,523
Interexchange, exclusive of depreciation and amortization	25,542		25,542
Contract termination and asset impairment charges	54,858		54,858
Depreciation and amortization	82,185	(2)	82,183
Loss (gain) on disposal of assets	(112,622)	113,518	896

Total operating expenses	248,153	108,267	356,420
Operating income (loss)	75,395	(119,898)	(44,503)
Other income (expense):
Interest expense	(71,470)		(71,470)
Interest income and other	(10,191)	(4,249)	(14,440)
Equity in earnings of investment	783	(783)	—

Total other income (expense)	(80,878)	(5,032)	(85,910)
Loss before income taxes	(5,483)	(124,930)	(130,413)
Income taxes	1,095	(1,095)	—

Loss from continuing operations	$(6,578)	$(123,835)	$(130,413)

Loss per share from continuing operations—basic and diluted	$(0.22)	$(4.13)	$(4.35)

Weighted average shares outstanding—basic and diluted	29,980	29,980	29,980

PLAN OF DISTRIBUTION

        We currently intend to offer and sell pursuant to one or more prospectus supplements, from time to time, up to an aggregate of 15,000,000 shares of common stock, in one or more underwritten or other public offerings and at prices and on terms that we determine at the time of the offering. In addition, the selling stockholders currently intend to offer and sell, from time to time, up to an aggregate of 19,598,879 shares of our common stock in one or more underwritten or other public offerings. However, we and/or the selling stockholders also may offer and sell our common stock, as applicable:

  •
  through agents or underwriters;

  •
  through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the shares of our common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  directly to one or more purchasers (through a specific bidding or auction process or otherwise); or

  •
  through a combination of any of these methods of sale.

        The distribution of our common stock may be effected from time to time in one or more transactions either:

  •
  at a fixed price or prices, which may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices relating to the prevailing market prices; or

  •
  at negotiated prices.

        Offers to purchase our common stock may be solicited by agents designated by us and/or the selling stockholders from time to time. Any agent involved in the offer or sale of our common stock will be named, and any commissions payable by us and/or the selling stockholders to the agent will be described, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold.

        If we and/or the selling stockholders offer and sell our common stock through an underwriter or underwriters, we and/or the selling stockholders will execute an underwriting agreement with the underwriter or underwriters. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be described in the applicable prospectus supplement, which will be used by the underwriters to make resales of our common stock. That prospectus supplement and this prospectus will be used by the underwriters to make resales of our common stock. If underwriters are used in the sale of any of our common stock in connection with this prospectus, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters and us and/or the selling stockholders at the time of sale. Our common stock may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of our common stock, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that with respect to a sale of our common stock the underwriters will be obligated to purchase all such securities if any are purchased.

        If any underwriters are involved in the offer and sale of our common stock, they will be permitted to engage in transactions that maintain or otherwise affect the price of the common stock or other securities of ours. These transactions may include over-allotment transactions, purchases to cover short positions created by the underwriter in connection with the offering and the imposition of penalty bids. If an underwriter creates a short position in the common stock in connection with the offering, i.e., if it sells more shares of common stock than set forth on the cover page of the applicable prospectus supplement, the underwriter may reduce that short position by purchasing common stock in the open market. In general, purchases of common stock to reduce a short position could cause the price of the common stock to be higher than it might be in the absence of such purchases. As noted above, underwriters may also choose to impose penalty bids on other underwriters and/or selling group members. This means that if underwriters purchase common stock on the open market to reduce their short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from those underwriters and/or selling group members who sold such common stock as part of the offering.

        If we and/or the selling stockholders offer and sell our common stock through a dealer, we, the selling stockholders or an underwriter will sell our common stock to the dealer, as principal. The dealer may then resell our common stock to the public at varying prices to be determined by the dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of our common stock so offered and sold. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.

        We and/or the selling stockholders may solicit offers to purchase our common stock directly and we and/or the selling stockholders may sell our common stock directly to institutional or other investors, who may be deemed to be an underwriter within the meaning of the Securities Act with respect to any resales of those securities. The terms of these sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

        We and/or the selling stockholders may enter into agreements with agents, underwriters and dealers under which we may agree to indemnify the agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make with respect to these liabilities. The terms and conditions of this indemnification or contribution will be described in the applicable prospectus supplement.

        Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us, the selling stockholders or any of our or their affiliates in the ordinary course of business.

        We and/or the selling stockholders may authorize our respective agents or underwriters to solicit offers to purchase our common stock at the public offering price under delayed delivery contracts. The terms of these delayed delivery contracts, including when payment for and delivery of our common stock sold will be made under the contracts and any conditions to each party's performance set forth in the contracts, will be described in the applicable prospectus supplement. The compensation received by underwriters or agents soliciting purchases of our common stock under delayed delivery contracts will also be described in the applicable prospectus supplement.

        From time to time, the selling stockholders may pledge or grant a security interest in some or all of our shares of common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell such common stock from time to time by this prospectus. The selling stockholders also may transfer and donate our common stock owned by them in other circumstances. The number of shares of our common stock beneficially owned by selling stockholders will decrease as and when the selling stockholders transfers or donates their shares of our common stock or defaults in performing obligations secured by their shares of our common stock. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be the selling stockholders for purposes of this prospectus.

        If we or the selling stockholders sell any common shares pursuant to a prospectus supplement, the shares will be listed on the Nasdaq National Market subject to official notice of issuance.

DESCRIPTION OF CAPITAL STOCK

        This prospectus contains a summary of the material terms of our capital stock, including our common stock and preferred stock. The following description of our capital stock is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

        Our authorized capital stock consists of 150,000,000 million shares, par value $0.01 per share, consisting of 145,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of December 15, 2004, we had 30,647,147 shares of common stock outstanding. Assuming all of the shares of common stock to be sold by us under this prospectus are sold, there would be 45,647,147 shares of common stock outstanding.

  Common Stock

        Subject to the rights of the holders of any preferred stock that may be outstanding, each holder of common stock on the applicable record date is entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, to share ratably in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all of these matters. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to common stock. All outstanding shares of common stock are, and the shares of common stock sold in the offering will be, when issued, fully paid and nonassessable.

  Preferred Stock

        Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix, by resolution, the voting powers, and designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in each series (which our board of directors may increase or decrease as permitted by Delaware law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights or both. Although our board of directors has no present plans to do so, it could issue one or more series of preferred stock, without stockholder approval, that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

  Delaware General Corporate Law

        Section 203 of the Delaware General Corporation Law (the "DGCL") generally prevents Delaware corporations from engaging under certain circumstances in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder. We have opted out of the provisions of Section 203.

  Action By Written Consent

        Under the DGCL, unless the certificate of incorporation expressly prohibits action by the written consent for stockholders, any action required or permitted to be taken by our stockholders at a duly called annual or special meeting of stockholders may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. Our certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, to the extent Fox Paine owns greater than 50% of our total voting power, Fox Paine would be able to take any action to be taken by stockholders without the necessity of holding a stockholder meeting. We intend, however, to hold annual meetings of stockholders.

  Limitations on Liability and Indemnification of Officers and Directors.

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

  •
  for breach of duty of loyalty;

  •
  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

  •
  under Section 174 of the DGCL (unlawful dividends or stock repurchases); or

  •
  for transactions from which the director derived improper personal benefit.

        Our certificate of incorporation provides that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors' and officers' insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

  Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Mellon Investor Services, L.L.C.

  Listing

        Our common stock is quoted on the Nasdaq National Market under the symbol "ALSK".

LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Leonard A. Steinberg, General Counsel of Alaska Communications Systems Group, Inc. As of the date of this filing, Mr. Steinberg owns directly 2,202 shares of the Company's common stock and owns beneficially 120,000 shares of the Company's common stock under various option grants, some of which are immediately exercisable. Certain legal matters in connection with the offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and our adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We are incorporating by reference certain documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. Any information that we reference this way is considered part of this prospectus. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus or any prospectus supplement relating to an offering of our securities.

        We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the date of the closing of each offering. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus), as well as proxy statements. You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

        This prospectus incorporates by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this document:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 30, 2004;

  •
  Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004, filed with the Securities and Exchange Commission on May 12, 2004, August, 9, 2004 and November 10, 2004, respectively;

  •
  Our Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on July 6, 2004; and

  •
  The description of our common stock contained in our Form 8-A filed with the Securities and Exchange Commission on November 17, 1999.

        These documents contain important information about us and our financial condition. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended, and, as a result, file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We have filed a registration statement on Form S-3 with the Securities and Exchange Commission regarding this offering. The registration statement of which this prospectus is a part contains additional important information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information that is included in the registration statement of which this prospectus forms a part. You should refer to the registration statement and its exhibits to read that information.

        You may read and copy the registration statement, the related exhibits, the periodic reports we file and the other material we file with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Securities and Exchange Commission. The site's address is www.sec.gov.

        Our website is www.acsalaska.com. Our filings are available on our investor relations website www.alsk.com. Information contained in or connected to our website is not a part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Alaska Communications Systems Group, Inc.
600 Telephone Avenue
Anchorage, Alaska 99503
(907) 297-3000

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered, all of which will be paid for by the registrant. All the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Registration fee—Securities and Exchange Commission		$34,207
Nasdaq listing fee		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Printing		*
Transfer agent and registrar fees		*
Legal fees and expenses		*
Miscellaneous		*

Total	$

*
To be completed by amendment.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Sections 145(a) and (b) of the Delaware General Corporation Law (the "DGCL") provide generally that a corporation has the power to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by them in connection with specified acts, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

        Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 145(a) and (b) of the DGCL, as described in the preceding paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. The statute further provides that it is not exclusive of other indemnification that may be granted by any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

        As permitted by Section 102(b)(7) of the DGCL, the Company's Certificate of Incorporation provides that a director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except that a director may be liable (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

        As permitted by Section 145 of the DGCL, the Company's Certificate of Incorporation also provides that its directors and officers (including former directors and officers) shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith; provided, however, that, except in limited circumstances, the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board.

        A directors' and officers' insurance policy insures each of the Company's directors and officers against liabilities incurred in their capacity as such for which they are not otherwise indemnified, subject to certain exclusions. This is in addition to the insurance coverage that the Company maintains in the event it is required to indemnify a director or officer for indemnifiable claims.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

A.    EXHIBITS

Number	Exhibit Description
1.1*	Form of Underwriting Agreement.
2.1	Purchase Agreement, dated as of August 14, 1998, as amended, by and among ALEC Acquisition Sub Corp., CenturyTel of the Northwest, Inc. and CenturyTel Wireless, Inc. (incorporated by reference to Exhibit 2.1 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
2.2
Asset Purchase Agreement, dated as of October 20, 1998, by and between Alaska Communications Systems, Inc. and the Municipality of Anchorage (incorporated by reference to Exhibit 2.2 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
3.1
Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1/A filed with the SEC on November 17, 1999).
3.2	Amended and Restated By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1/A filed with the SEC on November 17, 1999).
4.1	Specimen of common stock certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1/A filed with the SEC on November 17, 1999).
4.2
Stockholders' Agreement, dated as of May 14, 1999, by and among the Registrant and the Investors listed on the signature pages thereto (incorporated by reference to Exhibit 10.4 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
4.3
First Amendment to Stockholders' Agreement, dated as of July 6, 1999, by and among the Registrant and the Stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
4.4
Second Amendment to Stockholders' Agreement, dated as of November 16, 1999 by and among the Registrant and the Stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.4 to Alaska Communications Systems Group, Inc.'s Form S-1/A filed with the SEC on November 17, 1999).

4.5
Indenture, dated as of May 14, 1999, by and between Alaska Communications Systems Holdings, Inc., the Guarantors (as defined therein) and IBJ Whitehall Bank & Trust Company (incorporated by reference to Exhibit 4.1 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
4.6
Purchase Agreement, dated as of May 11, 1999, by and among Alaska Communications Systems Holdings, Inc., the Guarantors, Chase Securities Inc., CIBC World Markets Corp. and Credit Suisse First Boston Corporation (incorporated by reference to Exhibit 4.2 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
4.7
Indenture, dated as of May 14, 1999, by and between the Registrant and The Bank of New York (incorporated by reference to Exhibit 4.3 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
4.8
First Amendment, dated as of October 29, 1999, to Indenture listed as Exhibit No. 4.7 (incorporated by reference to Exhibit 10.1 to Alaska Communications Systems Holdings, Inc.'s Form 8.K filed with the SEC on November 5, 1999).
4.9
Form of Second Amendment dated as of November 17, 1999 to Indenture listed as Exhibit No. 4.7 (incorporated by reference to Exhibit 4.9 to Alaska Communications Systems Group, Inc.'s Form S-1/A filed with the SEC on November 17, 1999).
4.10
Purchase Agreement, dated as of May 11, 1999, by and among the Registrant, DLJ Investment Partners, L.P., DLJ Investment Funding, Inc. and DLJ ESC II, L.P. (incorporated by reference to Exhibit 4.4 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
4.11
Indenture, dated as of August 26, 2003, among Alaska Communications Systems Holdings, Inc., as Issuer, the Guarantors (as defined therein) and The Bank of New York, as trustee. (incorporated by reference to Exhibit 4.1 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on October 23, 2003).
5.1*	Opinion of Leonard A. Steinberg, General Counsel.
23.1**	Consent of Deloitte & Touche LLP.
23.2*	Consent of Leonard A. Steinberg (included in Exhibit 5.1).
24.1	Powers of Attorney.
99.1**	Form of Preliminary Prospectus Supplement dated December 20, 2004.

*
To be filed, if necessary, by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

**
Filed herewith.

ITEM 17.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes:

  (a)
  (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(b)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)
(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)
That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anchorage, State of Alaska, on December 17, 2004.

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
/s/ DAVID WILSON

By:	David Wilson
Title:	Senior Vice President, Chief Financial Officer, Treasurer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Wilson and Leonard A. Steinberg, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ LIANE PELLETIER Liane Pelletier	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 17, 2004
/s/ DAVID WILSON David Wilson	Senior Vice President, Chief Financial Officer, Treasurer (Principal Financial Officer and Principal Accounting Officer)	December 17, 2004
/s/ W. DEXTER PAINE, III W. Dexter Paine, III	Director	December 17, 2004

/s/ SAUL A. FOX Saul A. Fox	Director	December 17, 2004
/s/ BYRON I. MALLOT Byron I. Mallot	Director	December 17, 2004
/s/ WRAY T. THORN Wray T. Thorn	Director	December 17, 2004
/s/ BRIAN ROGERS Brian Rogers	Director	December 17, 2004
/s/ CHARLES P. SITKIN Charles P. Sitkin	Director	December 17, 2004
/s/ PATRICK PICHETTE Patrick Pichette	Director	December 17, 2004

LIST OF EXHIBITS

Number	Exhibit Description
1.1*	Form of Underwriting Agreement.
2.1
Purchase Agreement, dated as of August 14, 1998, as amended, by and among ALEC Acquisition Sub Corp., CenturyTel of the Northwest, Inc. and CenturyTel Wireless, Inc. (incorporated by reference to Exhibit 2.1 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
2.2
Asset Purchase Agreement, dated as of October 20, 1998, by and between Alaska Communications Systems, Inc. and the Municipality of Anchorage (incorporated by reference to Exhibit 2.2 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
3.1
Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1/A filed with the SEC on November 17, 1999).
3.2	Amended and Restated By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1/A filed with the SEC on November 17, 1999).
4.1	Specimen of common stock certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1/A filed with the SEC on November 17, 1999).
4.2
Stockholders' Agreement, dated as of May 14, 1999, by and among the Registrant and the Investors listed on the signature pages thereto (incorporated by reference to Exhibit 10.4 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
4.3
First Amendment to Stockholders' Agreement, dated as of July 6, 1999, by and among the Registrant and the Stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
4.4
Second Amendment to Stockholders' Agreement, dated as of November 16, 1999 by and among the Registrant and the Stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.4 to Alaska Communications Systems Group, Inc.'s Form S-1/A filed with the SEC on November 17, 1999).
4.5
Indenture, dated as of May 14, 1999, by and between Alaska Communications Systems Holdings, Inc., the Guarantors (as defined therein) and IBJ Whitehall Bank & Trust Company (incorporated by reference to Exhibit 4.1 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
4.6
Purchase Agreement, dated as of May 11, 1999, by and among Alaska Communications Systems Holdings, Inc., the Guarantors, Chase Securities Inc., CIBC World Markets Corp. and Credit Suisse First Boston Corporation (incorporated by reference to Exhibit 4.2 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
4.7
Indenture, dated as of May 14, 1999, by and between the Registrant and The Bank of New York (incorporated by reference to Exhibit 4.3 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).

4.8
First Amendment, dated as of October 29, 1999, to Indenture listed as Exhibit No. 4.7 (incorporated by reference to Exhibit 10.1 to Alaska Communications Systems Holdings, Inc.'s Form 8.K filed with the SEC on November 5, 1999).
4.9
Form of Second Amendment dated as of November 17, 1999 to Indenture listed as Exhibit No. 4.7 (incorporated by reference to Exhibit 4.9 to Alaska Communications Systems Group, Inc.'s Form S-1/A filed with the SEC on November 17, 1999).
4.10
Purchase Agreement, dated as of May 11, 1999, by and among the Registrant, DLJ Investment Partners, L.P., DLJ Investment Funding, Inc. and DLJ ESC II, L.P. (incorporated by reference to Exhibit 4.4 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on July 7, 1999).
4.11
Indenture, dated as of August 26, 2003, among Alaska Communications Systems Holdings, Inc., as Issuer, the Guarantors (as defined therein) and The Bank of New York, as trustee. (incorporated by reference to Exhibit 4.1 to Alaska Communications Systems Holdings, Inc.'s Form S-4 filed with the SEC on October 23, 2003).
5.1*	Opinion of Leonard A. Steinberg, General Counsel.
23.1**	Consent of Deloitte & Touche LLP.
23.2*	Consent of Leonard A. Steinberg (included in Exhibit 5.1).
24.1	Powers of Attorney.
99.1**	Form of Preliminary Prospectus Supplement dated December 20, 2004.

*
To be filed, if necessary, by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

**
Filed herewith.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
INDUSTRY, MARKET SHARE AND OTHER INFORMATION
DILUTION
USE OF PROCEEDS
SELLING STOCKHOLDERS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
ALASKA COMMUNICATIONS SYSTEMS GROUP, INC. Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2003 (in thousands except per share data)
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
LIST OF EXHIBITS